UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2025

COURSERA, INC.
(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40275	45-3560292
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2440 West El Camino Real, Suite 500 Mountain View, California	94040
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (650) 963-9884
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.00001 par value per share	COUR	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On December 17, 2025, Coursera, Inc. (the “Company” or “Coursera”) and Udemy, Inc. (“Udemy”) issued a joint press release announcing that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 17, 2025, by and among the Company, Udemy and Chess Merger Sub, Inc., a direct wholly owned subsidiary of Coursera (“Merger Sub”), pursuant to which Merger Sub will merge with and into Udemy (the “Merger”), with Udemy surviving the Merger as a wholly owned subsidiary of Coursera.  A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, on December 17, 2025, the Company and Udemy released a joint investor presentation which includes supplemental information about the proposed transaction.  A copy of the joint investor presentation is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The information contained in this Item 7.01 and in Exhibits 99.1 and 99.2 attached hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that section.  Furthermore, such information shall not be deemed to be incorporated by reference into any registration statement or other filing of the Company under the Securities Act of 1933, as amended (the “Securities Act”), unless specifically identified as being incorporated by reference therein.

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction (the “business combination”) between Udemy and Coursera. This communication contains forward-looking statements that involve substantial risks and uncertainties. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the business combination and the outlook for Coursera’s and Udemy’s results of operations and financial condition (including potential synergies) following the business combination. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Coursera or Udemy stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition, risks related to online learning solutions and risks related to our AI innovations and AI generally; risks related to the business combination, including the effect of the announcement of the business combination on the ability of Coursera or Udemy to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Coursera or Udemy do business, or on Coursera’s or Udemy’s operating results and business generally; risks that the business combination disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the business combination; the outcome of any legal proceedings related to the business combination; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability to successfully integrate Coursera’s and Udemy’s operations and business on a timely basis or otherwise in accordance with the standards and obligations applicable to the combined company as a public benefit corporation and as a B Corp.; Coursera’s and Udemy’s ability to implement our plans, forecasts and other expectations with respect to the combined company’s business after the completion of the transaction and realize expected synergies and other benefits of the combination within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the proposed combination; fluctuations in the prices of Coursera or Udemy stock; and potential business disruptions following the business combination. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Coursera’s and Udemy’s respective periodic reports and other filings with the SEC, including the risk factors identified in Coursera’s and Udemy’s most recent Quarterly Reports on Form 10-Q, Coursera’s most recent Annual Report on Form 10-K (available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000013/cour-20241231.htm) and Udemy’s most recent Annual Report on Form 10-K (available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000011/udmy-20241231.htm), under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof, and are based on the current beliefs of Coursera and Udemy as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Coursera nor Udemy undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law.

The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information About the Business Combination and Where to Find It

In connection with the business combination, Coursera intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Coursera and Udemy and that also constitutes a prospectus of Coursera. Each of Coursera and Udemy may also file other relevant documents with the SEC regarding the business combination. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Coursera or Udemy may file with the SEC. The definitive joint proxy statement/prospectus will be mailed to stockholders of Coursera and Udemy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other documents containing important information about Coursera, Udemy and the business combination, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Coursera will be available online free of charge on Coursera’s website at https://investor.coursera.com or by contacting Coursera’s Investor Relations department at ir@coursera.org. Copies of the documents filed with the SEC by Udemy will be available online free of charge on Udemy’s website at https://investors.udemy.com or by contacting Udemy’s Investor Relations department at ir@udemy.com.

Participants in the Merger Solicitation

Coursera, Udemy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Coursera, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Coursera’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “CEO Pay Ratio,” “Pay Versus Performance,” “Non-Employee Director Compensation,” “Certain Relationships and Related Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on March 31, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000026/cour-20250331.htm, and Coursera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” which was filed with the SEC on February 24, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000013/cour-20241231.htm. To the extent holdings of Coursera’s securities by its directors or executive officers have changed since the amounts set forth in Coursera’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=1651562&owner=exclude. Information about the directors and executive officers of Udemy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Udemy’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Director Compensation,” “Our Executive Officers,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “Grants of Plan-Based Awards in 2024,” “Outstanding Equity Awards at 2024 Fiscal Year End,” “Related Person Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on April 25, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000046/ude-20250422.htm, and Udemy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, which was filed with the SEC on February 19, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000011/udmy-20241231.htm. To the extent holdings of Udemy’s securities by its directors or executive officers have changed since the amounts set forth in Udemy’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=1607939&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Coursera or Udemy using the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Exhibit
99.1	Joint Press Release of Coursera, Inc. and Udemy, Inc., issued on December 17, 2025.
99.2	Joint Investor Presentation of Coursera, Inc. and Udemy, Inc., dated as of December 17, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
† Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K.  The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 17, 2025	COURSERA, INC.

	By:	/s/ Alan B. Cardenas
Name: Alan B. Cardenas
Title: SVP, General Counsel and Secretary

Exhibit 99.1

Coursera to Combine with Udemy to Empower the Global Workforce with Skills for the AI Era

Highly Complementary Capabilities Will Create a Leading Technology Platform, Redefining Skills Discovery, Development, and Mastery for Learners and Organizations at Scale

Unites Udemy’s Dynamic AI-Powered Skills Development Marketplace with World-Class University and Industry Brands Under the Coursera Ecosystem, Expanding Value, Impact, and Choice Globally

Strengthens Combined Company’s Financial Profile with Pro Forma Annual Revenue of More Than $1.5 Billion and Anticipated Annual Run-Rate Cost Synergies of $115 Million Within 24 Months

Coursera and Udemy to Host Joint Conference Call Today, December 17, 2025, at 5:00 a.m. PT / 8:00 a.m. ET

MOUNTAIN VIEW and SAN FRANCISCO, Calif. (BUSINESS WIRE) – Coursera, Inc. (NYSE: COUR) and Udemy, Inc. (NASDAQ: UDMY) today announced that they have entered into a definitive merger agreement under which Coursera will combine with Udemy in an all-stock transaction. Based on the closing prices of Coursera and Udemy common stock on December 16, 2025, the implied equity value of the combined company is approximately $2.5 billion.

“We’re at a pivotal moment in which AI is rapidly redefining the skills required for every job across every industry. Organizations and individuals around the world need a platform that is as agile as the new and emerging skills learners must master,” said Greg Hart, CEO of Coursera. “By combining the highly complementary strengths of Coursera and Udemy, we will be in an even stronger position to address the global talent transformation opportunity, unlock a faster pace of innovation, and deliver valuable experiences and outcomes for our learners and customers. Together, we will ensure our millions of learners, thousands of enterprise, university, and government customers, and expert instructors have a platform to keep pace with technology acceleration.”

“For more than 15 years, Udemy has helped millions of people master in-demand skills at the speed of innovation,” said Hugo Sarrazin, CEO of Udemy. “Through this combination with Coursera, we will create meaningful benefits for our learners, enterprise customers, and instructors, while delivering significant value to our shareholders, who will participate in the substantial upside potential of the combined company. As a united platform, we can accelerate our AI-powered product roadmap, expand our global reach through enhanced go-to-market capabilities, and unlock substantial revenue and operating synergies that will strengthen our long-term financial profile.”

Compelling Strategic and Financial Rationale

●
Greater Value, Impact, and Choice: Highly complementary Consumer and Enterprise segment strengths in skills, workforce training, and career advancement to deliver greater value to millions of learners and thousands of enterprise, university, and government customers, better positioning the combined company at a critical inflection point to address the rapidly evolving global talent transformation market.

●
Leading Platform Capabilities: Establishes a comprehensive ecosystem of world-class instructors, encompassing faculty at leading universities, industry leaders, and global subject matter experts, while equipping them with AI-enhanced tools, data-driven insights, and expanded distribution to create more engaging, personalized, and dynamic learning experiences at unprecedented scale, breadth, and agility.

●	Accelerated AI-Native Innovation: Leverages shared product, data, and technology investments to deliver verified skills, from discovery to mastery, that improve both career and business outcomes.
●
Enhanced Global Reach and Market Opportunities: Expands access to affordable, high-quality education through improved ability to attract, retain, and serve both individuals and enterprises worldwide with combined go-to-market capabilities, localization initiatives, and highly complementary strengths in core segments.

●
Stronger Long-Term Financial Profile: Generates meaningful operating efficiencies, including anticipated annual run-rate cost synergies of $115 million within 24 months of closing, and enhances capacity for sustained investment in AI-driven platform innovation, rapid product development, and durable growth initiatives.

Transaction Details

Under the terms of the definitive agreement, Udemy stockholders will receive 0.800 shares of Coursera common stock for each share of Udemy common stock, representing a 26% premium to the average closing prices of Udemy and Coursera over the last 30 trading days prior to announcement. Upon the closing of the transaction, existing Coursera stockholders are expected to own approximately 59% and existing Udemy stockholders are expected to own approximately 41% of the combined company, on a fully diluted basis. Based on the closing prices of Coursera and Udemy common stock on December 16, 2025, the implied equity value of the combined company is approximately $2.5 billion. Coursera anticipates that, following the closing of the transaction, the combined company will execute a sizable share repurchase program.

The transaction has been unanimously approved by the Boards of Directors of both Coursera and Udemy. The transaction is expected to close by the second half of 2026, subject to the receipt of required regulatory approvals, approval by Coursera and Udemy shareholders, and the satisfaction of other customary closing conditions. In connection with the transaction, Insight Venture Partners and New Enterprise Associates, key shareholders of Udemy and Coursera, respectively, as well as Andrew Ng, the Chairman of the Board of Directors of Coursera, have entered into support agreements and agreed to vote in favor of the transaction.

Please visit https://courseraandudemy.com for more information and updates about the transaction.

Leadership, Corporate Governance, and Headquarters

Upon the closing of the transaction, Greg Hart, Chief Executive Officer of Coursera, will continue as Chief Executive Officer of the combined company. The Board of Directors of the combined company will consist of nine directors, six from the Coursera Board, including Greg Hart and Andrew Ng, who will continue as Chairman of the Board, and three from the Udemy Board. The combined company will operate under the name Coursera, trade under the ticker symbol COUR on the NYSE, and be headquartered in Mountain View, California. Upon completion of the transaction, Udemy’s common stock will no longer be listed on NASDAQ.

Coursera’s status as a Public Benefit Corporation (PBC) remains unchanged.

Advisors

Qatalyst Partners LP is serving as exclusive financial advisor, Wachtell, Lipton, Rosen & Katz is serving as legal counsel, Cleary Gottlieb Steen & Hamilton LLP is serving as regulatory counsel, and FGS Global is serving as strategic communications advisor to Coursera. Morgan Stanley & Co. LLC is serving as exclusive financial advisor, Wilson Sonsini Goodrich & Rosati PC is serving as legal counsel, and Joele Frank, Wilkinson Brimmer Katcher and Sharon Merrill Advisors are serving as strategic communications advisors to Udemy.

Conference Call

Coursera, Inc. (NYSE: COUR) and Udemy, Inc. (NASDAQ: UDMY) will host a joint conference call to discuss this announcement today, December 17, 2025, at 5:00 a.m. Pacific Time (8:00 a.m. Eastern Time). A link to the live webcast of the conference call will be available at https://investor.coursera.com. For those unable to listen live, a replay will be available until closing of the transaction.

About Coursera

Coursera was launched in 2012 by Andrew Ng and Daphne Koller with a mission to provide universal access to world-class learning. Today, it is one of the largest online learning platforms in the world, with 191 million registered learners as of September 30, 2025. Coursera partners with over 375 leading university and industry partners to offer a broad catalog of content and credentials, including courses, Specializations, Professional Certificates, and degrees. Coursera’s platform innovations — including generative AI-powered features like Coach, Role Play, and Course Builder, and role-based solutions like Skills Tracks — enable instructors, partners, and companies to deliver scalable, personalized, and verified learning. Institutions worldwide rely on Coursera to upskill and reskill their employees, students, and citizens in high-demand fields such as GenAI, data science, technology, and business, while learners globally turn to Coursera to master the skills they need to advance their careers. Coursera is a Delaware public benefit corporation and a B Corp.

About Udemy

Udemy is an AI-powered skills acceleration platform transforming how companies and individuals across the world build the capabilities needed to thrive in a rapidly evolving workplace. By combining on-demand, multi-language content with real-time innovation, Udemy delivers personalized experiences that empower organizations to scale workforce development and help individuals build the technical, business, and soft skills most relevant to their careers. Today, thousands of companies, including Ericsson, Samsung SDS America, ON24, Tata Consultancy Services, The World Bank, and Volkswagen, rely on Udemy Business for its enterprise solutions to build agile, future-ready teams. Udemy is headquartered in San Francisco, with hubs across the United States, Australia, India, Ireland, Mexico, and Türkiye.

Coursera Contacts

For investors: Cam Carey, ir@coursera.org

For media: Arunav Sinha, press@coursera.org

Udemy Contacts

For investors: Dennis Walsh, dennis.walsh@udemy.com

For media: Glenn Lehrman, glenn.lehrman@udemy.com

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction (the “business combination”) between Udemy, Inc. (“Udemy”) and Coursera, Inc. (“Coursera”). This communication contains forward-looking statements that involve substantial risks and uncertainties. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the business combination and the outlook for Coursera’s and Udemy’s results of operations and financial condition (including potential synergies) following the business combination. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Coursera or Udemy stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition, risks related to online learning solutions and risks related to our AI innovations and AI generally; risks related to the business combination, including the effect of the announcement of the business combination on the ability of Coursera or Udemy to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Coursera or Udemy do business, or on Coursera’s or Udemy’s operating results and business generally; risks that the business combination disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the business combination; the outcome of any legal proceedings related to the business combination; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability to successfully integrate Coursera’s and Udemy’s operations and business on a timely basis or otherwise in accordance with the standards and obligations applicable to the combined company as a public benefit corporation and as a B Corp.; Coursera’s and Udemy’s ability to implement our plans, forecasts and other expectations with respect to the combined company’s business after the completion of the transaction and realize expected synergies and other benefits of the combination within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the proposed combination; fluctuations in the prices of Coursera or Udemy stock; and potential business disruptions following the business combination. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Coursera’s and Udemy’s respective periodic reports and other filings with the SEC, including the risk factors identified in Coursera’s and Udemy’s most recent Quarterly Reports on Form 10-Q, Coursera’s most recent Annual Report on Form 10-K (available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000013/cour-20241231.htm) and Udemy’s most recent Annual Report on Form 10-K (available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000011/udmy-20241231.htm), under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof, and are based on the current beliefs of Coursera and Udemy as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Coursera nor Udemy undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law.

The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information About the Business Combination and Where to Find It

In connection with the business combination, Coursera intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Coursera and Udemy and that also constitutes a prospectus of Coursera. Each of Coursera and Udemy may also file other relevant documents with the SEC regarding the business combination. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Coursera or Udemy may file with the SEC. The definitive joint proxy statement/prospectus will be mailed to stockholders of Coursera and Udemy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other documents containing important information about Coursera, Udemy and the business combination, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Coursera will be available online free of charge on Coursera’s website at https://investor.coursera.com or by contacting Coursera’s Investor Relations department at ir@coursera.org. Copies of the documents filed with the SEC by Udemy will be available online free of charge on Udemy’s website at https://investors.udemy.com or by contacting Udemy’s Investor Relations department at ir@udemy.com.

Participants in the Merger Solicitation

Coursera, Udemy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Coursera, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Coursera’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “CEO Pay Ratio,” “Pay Versus Performance,” “Non-Employee Director Compensation,” “Certain Relationships and Related Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on March 31, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000026/cour-20250331.htm, and Coursera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” which was filed with the SEC on February 24, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000013/cour-20241231.htm. To the extent holdings of Coursera’s securities by its directors or executive officers have changed since the amounts set forth in Coursera’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=1651562&owner=exclude. Information about the directors and executive officers of Udemy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Udemy’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Director Compensation,” “Our Executive Officers,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “Grants of Plan-Based Awards in 2024,” “Outstanding Equity Awards at 2024 Fiscal Year End,” “Related Person Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on April 25, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000046/ude-20250422.htm, and Udemy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, which was filed with the SEC on February 19, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000011/udmy-20241231.htm. To the extent holdings of Udemy’s securities by its directors or executive officers have changed since the amounts set forth in Udemy’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=1607939&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Coursera or Udemy using the sources indicated above.

###

Exhibit 99.2

 +  Empowering the Global Workforce  with Skills for the AI Era  December 17, 2025

 Cautionary Note Regarding Forward-Looking Statements  This communication relates to a proposed business combination transaction (the “business combination”) between Udemy, Inc. (“ Udemy”) and Coursera, Inc. (“Coursera”). This communication contains forward-looking statements that involve substantial risks and uncertainties. Any statements contained in this communication that are not statements of histor ical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate ,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comp arable terminology intended to identify statements about the future. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefit s of the business combinat ion and the outlook for Cou rsera’s and Udemy’s results of operations and financial condition (including potential synergies) following the business combination. It is uncertain whether any of the events anticipat ed by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of oper ations and financial  con dition of the combined companies or the price of Coursera or Udemy stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performanc e, ben efits or achievements to be materially different from the information expressed or implied by these forward -looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition, r isks related to online learning solutions and risks related to our AI innovations and AI generally; risks related to the business combination, including the effect of the announcement of the business combination on the ability of Coursera or Udemy to retain and hire key personnel and maintain re lationships with customers, ven dors and others with whom Coursera or Udemy do business, or on Coursera’s or Udemy’s operating results and business generally; risks that the business combination disrupts current plans an d operations and the potential diffic ulties in attracting and retaining qualified per sonnel as a result of the  busin ess combination; the outcome of any legal pr oceedings related to the business combination; the ability of the parties to consummate the proposed transaction on a t imely basis or at all; the satisfaction of the condit ions precedent to consummation of the prop osed transaction, including the ability to secure regulatory app rovals on the terms ex pec ted, at all or in a timely manner; the ability to successfully integrate Coursera’s and Udemy’s operations and business on a timely basis or otherwise in accordance with the standards and obligation s applicable to the combined company as a public benefit corporation and as a B Corp.; Coursera’s and Udemy’ s ability to implement our plans, forecasts and other expectations with respect to the combined company’s business after the completion of the transaction and realize ex pected synergies and other benefits of the combination within the ex pec ted timeframe or at all; the amount of the costs, fees, exp enses and charges related to the proposed combin ation; fluctuations in the pric es of Coursera or Udemy stock; and potential business disruption s following the business combination . These risks, as well as other  risks related to the prop osed transaction, will be included in the registration statement on Form S-4 and joint pr oxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered represen tative, they should not be considered a complete statement of all potential risks and uncertainties. For add itional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Coursera’s and Udemy’s respective periodic reports and other filings with the SEC, including the risk factors identified in Coursera’s and Udemy’s most recent Quarterly Reports on Form 10-Q, Coursera’s most recent Annual Report on Form 10-K (available online at  https://www.sec.gov/Archives/edgar/d ata/1651562/000165156225000013/cour-20241231.htm) and Udemy’s most recent Annual Report on Form 10-K (available online at  https://www.sec.gov/Archives/edgar/d ata/1607939/000160793925000011/udmy-20241231.htm), under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in  Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online on the SEC’s website at https:// www.sec.gov. The forward-looking statements included in this communication are made only as of the dat e hereof,  and are based on the current beliefs of Coursera and Udemy as well as assumptions made by and information currently available to them, which are subjec t to inherent uncertainties, risks and changes in circumstances that are diffic ult to predict. Neither Coursera nor Udemy undertakes any obligation to upd ate any forward-looking statements to reflect subsequent events or circumstances, exc ept to the extent required by law.  The information that can be accessed through hyperlin ks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.  Non-GAAP financial measures  This presentation contains non-GAAP measures (including non-GAAP gross profit, Adjust ed EBITDA, and cost synergies) used by our management to help us analyze our financial results, establish budgets  and operational goals for managing our business, evaluate our performan ce, and make strategic decisions. We believe these pro vide useful supplemen tal information for investors to analyze our core  results and benchmar k against peers. These measures may not be comparab le to similarly titled measures used by other companie s. They are pr esented for supp lemental purp oses only and are not a  substit ute for GAAP financial information. Please see the Appendix for a reconciliation.  2  +

 No Offer or Solicitation  This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdic tion in which such offer, solicitation or sale would be unlawful prior to registration or qualific ation under the sec urities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requiremen ts of Section 10 of the U.S. Securities Act of 1933, as amended.  Additional Information About the Business Combination and Where to Find It  In connection with the business combinat ion, Coursera intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Coursera and Udemy and that also constitutes a prospect us of Coursera.  Each of Coursera and Udemy may also file other relevant documents with the SEC regarding the business combin ation. This doc ument is not a substitute for the pr oxy statement/prospec tus or registration statement or any other  doc ument that Coursera or Udemy may file with the SEC. The definitive joint proxy statement/prospectus will be mailed to stoc kholders of Coursera and Udemy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE  REGISTRATION STATEMENT, JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY  AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPOR TANT INFORMATIO N ABOUT THE BUSINESS C OMBINATION. Investors and security holders will be able to obtain free  copies of the registration statement and joint pr oxy statement/prospec tus and other doc uments containing important informatio n about Coursera, Udemy and the business combinat ion, once such doc uments are filed with the SEC through the website maintained by the SEC at https:/ /www.sec.gov. Copies of the documents filed with the SEC by Coursera will be available online free of charge on Coursera’s website at htt ps://in vestor.coursera.com or by contacting Coursera’s Investor Relations department at ir@coursera.org. Copies of the documents filed with the SEC by Udemy will be available online free of charge on Udemy’s website at https://investors.udemy.com or by contacting Udemy’s  Investor Relations departmen t at ir@udemy.com.  Participants in the Merger Solicitation  Coursera, Udemy and certain of their respect ive direct ors and executive officers may be deemed to be par ticipants in the solicitation of proxies in respect of the pr oposed transaction. Information about the dir ectors and executive officers of Coursera, including a descrip tion of their direct or indir ect interests, by security holdings or otherwise, is set forth in Coursera’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “CEO Pay Ratio,” “Pay Versus Performance, ” “Non-Employee Director Compensation,” “Certain Relationships and Related Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on March 31, 2025 and is available online at https:/ /www.sec.gov/Archives/edgar/d ata/1651562/000165156225000026/cour-20250331.htm, and Coursera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” which was filed with the SEC on Febr uary 24, 2025 and is available online at  https://www.sec.gov/Archives/edgar/d ata/1651562/000165156225000013/cour-20241231.htm. To the extent holdings of Coursera’s securities by its directors or executive officers have changed since the amounts set forth in Coursera’s definit ive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Owner ship on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/b rowse/?CIK=1651562&owner=exclude. Information about the direc tors and  executive officers of Udemy, including a description of their dir ect or indirec t interests, by security holdings or otherwise , is set forth in Udemy’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Director  Compensation,” “Our Executive Officers,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “Grants of Plan-Based Awards in 2024,” “Outstanding Equity Awards at 2024 Fiscal Year End,” “Related Person  Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on April 25, 2025 and is available online at  https://www.sec.gov/Archives/edgar/d ata/1607939/000160793925000046/ude-20250422.htm, and Udemy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, which was filed with the SEC on February 19, 2025 and is available online at https:/ /www.sec.gov/Archives/edgar/d ata/1607939/000160793925000011/udmy-20241231.htm. To the extent holdings of Udemy’s securities by its directors or executive officers have changed since the amounts set forth in Udemy’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been o r will be reflected on Initial Stat ement of Beneficial Ownership of Securities on Form 3, Statement of  Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https:/ /www.sec.gov/edgar/b rowse/?CIK=1607939&owner=exclude. Ot her  information regar ding the participan ts in the proxy solicitations and a desc ript ion of their direct and in direct interests, b y security holdings or otherwise, will be con tained in the joint proxy statement/ prospectus and other relevant  materials to be filed with the SEC regarding the prop osed transaction when such materials become available. Investors should read the joint proxy statement/ prospectus carefully when it becomes available before making any voting or  investment decisions. You may obtain free copies of these documents from Coursera or Udemy using the sources indicated above.  2  +

 Transaction overview  2  +  Transaction terms  Each Udemy share will be exchanged for 0.800 Coursera shares  Consideration  Tax-free, stock-for-stock transaction  Pro-forma ownership  Approximately 59% Coursera shareholders / 41% Udemy shareholders  Company name  Coursera, Inc. (NYSE: COUR)  Headquarters  Mountain View, California  Leadership  Greg Hart, CEO  Board of directors  9 Board members, 6 designated by Coursera and 3 designated by Udemy; Andrew Ng serving as Chairman  Anticipated close  By the second half of 2026  Closing conditions  Approval by Coursera and Udemy shareholders, required regulatory clearances, and other customary conditions

 Highly compelling strategic and financial rationale  Greater value, impact, and choice  Combines complementary Consumer and Enterprise segment strengths in skills, training, and career advancement to deliver greater value to millions of learners and thousands of enterprise, university, and government customers.  Leading platform capabilities  Brings together a comprehensive ecosystem of world-class instructors, industry leaders, and global subject matter experts, equipped with tools to create more engaging, personalized, and dynamic learning experiences with scale, breadth, and agility.  Accelerated AI-native innovation  Leverages shared product, data, and technology investments to deliver verified skills, from discovery to mastery, that improve both career and business outcomes.  Enhanced global reach and market opportunities  Improves the combined company’s ability to attract, retain, and serve both individuals and enterprises worldwide with combined go-to-market capabilities, localization initiatives, and highly complementary strengths in core segments.  Stronger long-term financial profile  Generates meaningful operating efficiencies, including anticipated annual run-rate cost synergies of  $115 million within 24 months of closing, and enhances capacity for sustained investments in product-led growth.  2  +

 Compatible segment strengths will deliver more value and greater impact for learners, customers, expert instructors, and our business  Complementary skilling engine  +  Managed marketplace  375+  world-class universities and industry leaders  Open marketplace  85K+  community of global subject matter experts  Compatible revenue segments  +  191M registered learners  2K paid enterprise customers  U.S. 50%+ of revenue  82M learners  17K enterprise customers  Outside NAMER 60%+ of revenue  Broad  regional strength  +  $488M  Strength and scale in Consumer  $252M  Enterprise  $520M  Strength and scale in Enterprise  $276M  Consumer  6  +  1. Figures rounded for presentation purposes. Based on reported financial results for October 1, 2024 through September 30, 2025 . Business and operating metrics are as of September 30, 2025.

 7  +  Comprehensive platform positioned to address fast-evolving global skilling and talent transformation opportunity  1. Figures rounded for presentation purposes. Based on reported business and operating metrics as of September 30, 2025.  AI-Powered  Platform capabilities  Data Technology Reach  Expansive global reach to  Learners & customers  191M learners 82M learners  2K customers 17K customers  World-class ecosystem of  Expert instructors  375+ universities & industry leaders 85K+ global subject matter experts  Comprehensive product offerings to deliver  Skills development & verification  Verified skills Agile skills

 A leading skills development platform for upskilling and reskilling in an AI-driven world  AI-native foundation  AI-powered authoring & augmentation  Agentic workflow platform  Hyper personalization and localization  Platform capabilities & data  Predictive analytics & insights  Skills graph  Verified assessments & credentials  Integrations  Personalized recommendations & career taxonomies  Engaging, skills-driven experiences  Learning in the flow of work  Simulation, role play, and AI avatars  Proactive, multimodal AI tutors  Personalized adaptive learning paths  Skills as a System-of-Record  Outcomes  Career advancement  Upskill continuously as  AI reshapes tasks and job roles  Verified skills mastery  Earn job-relevant credentials from leading  institutions employers trust  Workforce transformation  Reskill the workforce at scale  to drive business goals  8  +

 Unlocks differentiated AI capabilities for learning at scale  Immersive AI-native experiences  Measurable skills progression  Skills as a system-of-record  AI-powered content creation  Learning in the flow of work  Rapid product innovation  +  8  +

 10  +  Complementary strengths will improve our ability to attract and retain consumer and enterprise learners worldwide  Segment Revenue Mix 1  66%  34%  Consumer  Enterprise  35%  65%  Consumer  Enterprise  Geographical Revenue Mix 1  49%  51%  Rest of  world  United  States 2  61%  39%  Rest of  world  North  America 2  Figures rounded for presentation purposes. Based on reported financial results for October 1, 2024 through September 30, 2025 .  Geographic information reflects standalonepresentation of regional mix in themost recently reported Quarterly Report on Form 10-Q.

Combination will unlock meaningful scale, synergies, and margin expansion with strengthened financial profile

	coursera [1]	udemy [1]	Combined LTM [2]
Consumer revenue	$488	$276	$764
Enterprise revenue	$252	$520	$772
Total revenue	$740	$796	$1,536
Non-GAAP Gross profit [4]	$410	$524	$935
Margin %	55%	66%	61%
Adjusted EBITDA [4]	$62	$93	$155
Margin %	8%	12%	10%

$115M

Anticipated annual run-rate cost synergies within 24 months of closing, primarily from optimized GTM motions and streamlined G&A expenses

$1.5B [1]

Combined revenue over the last twelve months,[1] with growing subscription and recurring revenue streams

$1.2B

Combined cash balance as of Q3 2025 [3]

Coursera anticipates the combined company will execute a sizable open market share repurchase following the close

1. Figures in $millions. Rounded for presentation purposes. Based on reported financial results for October 1, 2024 through September 30, 2025.
2. Figures in $millions. Rounded for presentation purposes. Based on the sum of Coursera's and Udemy's reported standalone financial results for October 1, 2024 through September 30, 2025. Combined calculations are preliminary and subject to revision.
3. Combined cash balance based on each company's reported unrestricted cash, cash equivalents, and marketable securities balance as of September 30, 2025. The combined amount does not adjust for differences in disclosure approach or policy.
4. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in the Appendix.

coursera + udemy
11

Highly compelling strategic and financial rationale  Greater value, impact and choice  Combines complementary Consumer and Enterprise segment strengths in skills, training, and career advancement to deliver great er value to millions  of learners and thousands of enterprise, university, and government customers.  Leading platform capabilities  Brings together a comprehensive ecosystem of world-class instructors, industry leaders, and global subject matter experts, equipped with tools to  create more engaging, personalized, and dynamic learning experiences with scale, breadth, and agility.  Accelerated AI-native innovation  Leverages shared product, data, and technology investments to deliver verified skills, from discovery to mastery, that improve both career and  business outcomes.  Enhanced global reach and market opportunities  Improves the combined company’s ability to attract, retain, and serve both individuals and enterprises worldwide with combined go-to-market  capabilities, localization initiatives, and highly complementary strengths in core segments.  Stronger long-term financial profile  Generates meaningful operating efficiencies, including anticipated annual run-rate cost synergies of $115 million within 24 months of closing, and  enhances capacity for sustained investments in product-led growth.  12  +

 Q&A

 Reconciliation of non-GAAP financial measures  14  +  Unaudited  ($ in millions)  4Q24  1Q25  2Q25  3Q25  Gross profit  $ 95.5  $ 97.9  $ 102.7  $ 106.0  Stock-based compensation expense  0.7  0.7  0.6  0.6  Amortization of stock-based compensation capitalized as internal-use software costs  1.3  1.5  1.4  1.4  Non-GAAP gross profit  $ 97.5  $ 100.1  $ 104.7  $ 108.0  Gross profit margin  53%  55%  55%  55%  Non-GAAP gross margin  54%  56%  56%  56%  ($ in million s)  4Q24  1Q25  2Q25  3Q25  Net loss  $ (21.6)  $ (7.8)  $ (7.8)  $ (8.6)  Depreciation and amortization  6.4  7.1  7.4  7.3  Interest income, net  (8.5)  (7.8)  (8.0)  (8.3)  Income tax (benefit) expense  (2.3)  1.5  0.8  0.8  Other (income) ex pen se, net  1.9  (0.3)  (0.1)  0.5  Stock-based compensation expense  24.9  25.8  23.8  23.0  Payroll tax expense related to stock-based compensation  0.2  0.9  0.7  0.8  Significant and non-recurring legal and regulatory matt ers  1.7  0.2  1.2  0.1  Restructuring related charges  6.8  (0.9)  -  -  Adjust ed EBITDA  $ 9.5  $ 18.7  $ 18.0  $ 15.6  Net loss margin  (12%)  (4%)  (4%)  (4%)  Adjust ed EBITDA margin  5%  10%  10%  8%  Coursera

 Reconciliation of non-GAAP financial measures  14  +  ($ in millions)  4Q24  1Q25  2Q25  3Q25  Gross profit  $ 127.2  $ 129.4  $ 132.0  $ 128.9  Stock-based compensation expense  1.6  1.6  1.8  1.8  Non-GAAP gross profit  $ 128.8  $ 131.0  $ 133.8  $ 130.7  Gross margin  64%  65%  66%  66%  Non-GAAP gross margin  64%  65%  67%  67%  ($ in million s)  4Q24  1Q25  2Q25  3Q25  Net income (loss)  $ (9.9)  $ (1.8)  $ 6.3  $ 1.6  Interest income  (4.0)  (3.6)  (3.7)  (3.8)  Interest expense  -  -  0.1  0.4  Income tax provision  1.7  0.9  1.1  1.1  Depreciation and amortization  5.9  6.2  6.9  6.1  Stock-based compensation expense  19. 8  18.0  17.4  18. 3  Other income (expense), net  0.6  (0.1)  0.1  0.5  Restructuring charges  5.4  1.5  0.1  -  Adjust ed EBITDA  $ 19.5  $ 21.1  $ 28.4  $ 24.3  Net income (loss) margin  (5%)  (1%)  3%  1%  Adjust ed EBITDA margin  10%  11%  14%  12%  Udemy  Unaudited

 +